SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

OCEAN POWER TECHNOLOGIES, INC.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
674870506
(CUSIP Number)
Hesham M. Gad c/o Paragon Technologies, Inc. 101 Larry Holmes Drive, Suite 500 Easton, Pennsylvania 18042 (610) 252-3205
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP Number 674870506	SCHEDULE 13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Paragon Technologies, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,008,922
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,008,922
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 3,008,922
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON CO

CUSIP Number 674870506	SCHEDULE 13D	Page 3 of 6 Pages

This Amendment No. 6 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 6”) amends the Statement of Beneficial Ownership on Schedule 13D initially filed by Paragon Technologies, Inc. (the “Reporting Person”) on July 7, 2023 (as amended, the “Schedule 13D” or this “Statement”). Capitalized terms used but not defined in this Amendment No. 6 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 6, the Schedule 13D remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

The total cost for purchasing the Common Stock reported as owned by the Reporting Person was approximately $1,418,960. The source of funds was the Reporting Person’s working capital.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

On October 9, 2023, the Reporting Person filed litigation in the Delaware Court of Chancery against the Company and each of its directors relating to the Company’s acting in bad faith with respect to the Reporting Person’s nomination notice provided in connection with the 2023 annual meeting and failure to approve the Reporting Person’s request for an exemption pursuant to the terms of the Company’s NOL poison pill adopted on June 29, 2023, subject to a condition that the Reporting Person not exceed ownership of 19.9% of the Company’s outstanding shares of common stock. The litigation asserts claims for breach of fiduciary duty against each of the directors and requests declaratory and injunctive relief enjoining the defendants from taking action to preclude the Reporting Person’s director candidates from standing for election at the 2023 annual meeting of shareholders and providing that the NOL poison pill exemption is granted.

The Court held a hearing on November 28, 2023 to consider the Reporting Person’s request for an injunction. On November 30, 2023, the Court issued its ruling and did not grant the Reporting Person’s requested relief on the basis that factual issues remain that would need to resolved at a trial.

The Reporting Person intends to move forward with its election contest at the Company’s 2023 annual meeting of shareholders (scheduled by the Company to be held on January 31, 2024) and intends to nominate its four director candidates at the annual meeting.

On July 27, 2023, the Reporting Person had filed a complaint in the Delaware Court of Chancery to enforce its rights, pursuant to Section 220 of the Delaware General Corporation Law, to inspect the books and records of the Company. On October 20, 2023, the Delaware Court of Chancery ruled in favor of the Reporting Person, finding in a Final Report of the Magistrate that the Reporting Person set forth a credible basis to suspect wrongdoing by the directors and officers of the Company and ordered the Company to provide the Reporting Person with certain books and records for an investigation. On October 25, 2023, the Company filed a notice of exceptions to the Final Report. The Reporting Person intends to contest the Company’s notice of exceptions.

The Reporting Person believes that the Company is in need of immediate and urgent change to prevent the Company from becoming insolvent in 2024. The Reporting Person’s immediate goal would be to develop a plan to bring the Company to cash flow break even and stem the Company’s ongoing losses and prevent a permanent loss of stockholder value.

As disclosed in a press release issued by the Reporting Person and filed with the Securities and Exchange Commission on August 11, 2023, if the Reporting Person’s nominees are elected to the Company’s board of directors, the Reporting Person intends to take immediate steps to:

•	significantly reduce the expenses of the Company;
•	develop a measurable plan that will bring the Company to cash flow break even;
•	implement a disciplined and focused capital allocation strategy; and
•	focus on the potential growth of the Company’s intelligence data and leverage the possible market opportunities of Marine Advanced Robotics.

CUSIP Number 674870506	SCHEDULE 13D	Page 4 of 6 Pages

The Reporting Person believes that its director nominees would bring a sense of urgency and commitment to the Company’s board. The Reporting Person and its nominees have had, and currently have, no other plans or proposals for the Company that are required to be reported in this Statement pursuant to applicable law. Any other plans or proposals that the Reporting Person’s nominees might in the future bring to the Company’s board would be reviewed and considered at that time in accordance with the exercise of the fiduciary duties of the board of directors under applicable law and after appropriate review, consideration and deliberation by the full board of directors.

Item 5. Interest in Securities of the Issuer.

(a)       The Reporting Person beneficially holds in the aggregate 3,008,922 shares of Common Stock, which represents approximately 4.9% of the Company’s outstanding shares of Common Stock. The Reporting Person holds 100 of these shares directly as a record holder. The Reporting Person directly holds the shares of Common Stock disclosed as beneficially owned by it in this Statement.

Mr. Gad, Executive Chairman of the Board of Directors and Chief Executive Officer and Secretary of the Reporting Person, and Messrs. Jacobs and Weiser, directors of the Reporting Person, may be deemed to beneficially own the shares of common stock of the Company held by the Reporting Person.

The percentage ownership of shares of Common Stock set forth in this Statement is based on the 60,829,914 shares of Common Stock reported by the Company as outstanding as of November 24, 2023 in the Company’s Definitive Proxy Statement filed with the Securities and Exchange Commission on November 29, 2023.

(c)       Transactions effected by the Reporting Person in the Common Stock since the filing of Amendment No. 5 to the Schedule 13D on November 15, 2023 are set forth on Schedule A to this Statement. Each of these transactions was effected through the open market.

CUSIP Number 674870506	SCHEDULE 13D	Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: December 4, 2023

PARAGON TECHNOLOGIES, INC.

/s/ Hesham M. Gad
Name: Hesham M. Gad
Title: Executive Chairman and Chief Executive Officer

CUSIP Number 674870506	SCHEDULE 13D	Page 6 of 6 Pages

Schedule A

Transactions in the Common Stock by Paragon Technologies, Inc.

Transaction Date	Number of Shares Bought (Sold)	Price per Share
11/16/2023	2,201	$0.293
11/17/2023	18,909	$0.3028
11/17/2023	9,876	$0.3028
11/17/2023	7,654	$0.3028
11/17/2023	6,543	$0.3028
11/17/2023	5,120	$0.3056
11/17/2023	7,865	$0.3057
11/17/2023	468	$0.2999
11/17/2023	2,195	$0.3049
11/17/2023	800	$0.305
11/17/2023	6,231	$0.3049
11/17/2023	4,800	$0.3049
11/17/2023	3,292	$0.304
11/17/2023	1,708	$0.3049
11/20/2023	11,056	$0.30
11/20/2023	700	$0.2999
11/20/2023	1,300	$0.3015
11/20/2023	9,483	$0.2998
11/20/2023	3,401	$0.2999
11/20/2023	2,274	$0.2998
11/20/2023	2,400	$0.295
11/20/2023	4,800	$0.2952
11/21/2023	100	$0.2999
11/21/2023	5,538	$0.30
11/21/2023	5,800	$0.299
11/22/2023	66,632	$0.3023
11/22/2023	55,443	$0.301
11/22/2023	26,857	$0.301
11/22/2023	6,668	$0.3045
11/22/2023	5,439	$0.30
11/22/2023	3,315	$0.2999
11/22/2023	3,230	$0.3011
11/24/2023	67,543	$0.30
11/24/2023	55,432	$0.30
11/24/2023	59,876	$0.30
11/27/2023	40,000	$0.30
11/27/2023	40,487	$0.30
11/27/2023	2,650	$0.30
11/27/2023	7,200	$0.30
11/27/2023	900	$0.30
11/29/2023	51,649	$0.294
11/29/2023	50,000	$0.294
12/1/2023	(11,250)	$0.3849
12/1/2023	(3,900)	$0.3832
12/1/2023	(357)	$0.3831
12/1/2023	(400)	$0.3762
12/1/2023	(100)	$0.3783
12/1/2023	(206)	$0.3782
12/1/2023	(4,294)	$0.376